Connolly, Lauren

From:	Connolly, Lauren
Sent:	Wednesday, June 01, 2016 1:31 PM
To:	'Scott, Patrick F.'; foxj@sec.gov
Cc:	Runyan, Nicole M.
Subject:	Form N-14

Jason and Patrick,

In light of recent discussions with both the disclosure and accounting staffs, we would like to confirm the staff's collective view on the fee and expense information included in the fee table and expense example in N-14s. As previously discussed and acknowledged, the staff has had a long-standing position requiring funds to disclose fee and expense information derived from the fund's most recent audited financial statements (unless a fund has seen a material increase in its expense ratio, in which case a fund may use more recent information). We understand that staff guidance is evolving in this area, but until we receive updated guidance from the staff, please confirm that it would be acceptable to provide fee and expense information as of a fund's most recent audited or unaudited semi-annual fiscal period for which information is publicly available.

In order to advise out client—who needs to be able to coordinate the production of this information internally and with fund auditors and other service providers—please confirm this is your current guidance and that we should not receive a comment that such information is not "current" for purposes of Item 3(a), with the understanding that, consistent with prior guidance, fee and expense information provided in the N-14 will be changed if it differs materially from fee and expense information as of the most recent fiscal period for which information is publicly available.

Best regards,
Lauren
____________________________
Lauren Connolly
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
212.806.6638